UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
June 2012 Up 12.5% Year over Year

Mexico City, July 5, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2012 increased by 12.5% when compared to June 2011.

This announcement reflects comparisons between June 1 through June 30, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2011	June 2012	% Change
Cancún	309,173	402,789	30.3
Cozumel	2,948	6,597	123.8
Huatulco	33,813	32,629	(3.5)
Mérida	86,242	90,634	5.1
Minatitlán	9,606	11,197	16.6
Oaxaca	27,584	34,241	24.1
Tapachula	13,101	12,322	(5.9)
Veracruz	63,707	64,451	1.2
Villahermosa	62,298	74,964	20.3
Total Domestic	608,472	729,824	19.9

International
Airport	June 2011	June 2012	% Change
Cancún	724,363	769,312	6.2
Cozumel	33,072	36,990	11.8
Huatulco	1,091	2,009	84.1
Mérida	6,985	8,625	23.5
Minatitlán	372	433	16.4
Oaxaca	3,884	3,754	(3.3)
Tapachula	615	552	(10.2)
Veracruz	8,510	8,101	(4.8)
Villahermosa	3,715	4,768	28.3
Total International	782,607	834,544	6.6

ASUR Page 1 of 2

Total
Airport	June 2011	June 2012	% Change
Cancún	1,033,536	1,172,101	13.4
Cozumel	36,020	43,587	21.0
Huatulco	34,904	34,638	(0.8)
Mérida	93,227	99,259	6.5
Minatitlán	9,978	11,630	16.6
Oaxaca	31,468	37,995	20.7
Tapachula	13,716	12,874	(6.1)
Veracruz	72,217	72,552	0.5
Villahermosa	66,013	79,732	20.8
ASUR Total	1,391,079	1,564,368	12.5

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 5, 2012